October 17, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy Buchmiller
Division of Corporation Finance

Re:	NeoMagic Corporation
Registration Statement on Form S-3, File No. 333-133088

Ladies and Gentlemen:

On behalf of NeoMagic Corporation (“NeoMagic” or the “Company”), we submit this letter to you in response to Timothy Buchmiller’s phone call with Ann Yvonne Walker of Wilson Sonsini Goodrich & Rosati (“Wilson Sonsini”) on October 17, 2006. During this phone call, Mr. Buchmiller requested that the Company further explain the circumstances surrounding the Company’s filing of incorrect data in the Security Ownership of Certain Beneficial Owners and Management table (“Security Ownership Table”) within its Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on May 26, 2006.

As Ann Yvonne Walker of Wilson Sonsini explained in her letter to Timothy Buchmiller on September 7, 2006, there were two reasons why the Company filed incorrect data in the Security Ownership Table included in its Proxy Statement. The first reason for the incorrect data was the use of improper methodology to present the share ownership information. An explanation of the improper methodology was included in the letter from Wilson Sonsini to Timothy Buchmiller on September 7, 2006. The Company has corrected this improper methodology. The second reason for the incorrect data was the use of faulty third-party option tracking software that contained an error that resulted in the overstatement of outstanding option data when certain reports were prepared. Unfortunately, the Company did not identify the error in the option tracking software until it began reviewing the Security Ownership Table during the preparation of its responses to the SEC. After identifying the error in the option tracking software, the Company contacted the software vendor to better understand the problem. The software vendor explained that the problem was isolated to the current version of the software and did not impact prior versions of the software. Moreover, this software error only impacted a limited set of reports that were generated by the option tracking software. The software vendor provided the Company with an alternative method to prepare reports to correct this error and to generate reports with accurate option data. Until the Company receives a new version of the option tracking software that corrects the error, it will continue to use the alternative method to prepare reports with accurate option data.

After identification of the error in the option tracking software, the Company completed a thorough review of its recent SEC filings that were made during the period of time that the Company was using the faulty software. Based upon its review of its recent SEC filings, the Company is confident that the option tracking software error did not result in any additional errors in the Company’s SEC filings. In particular, the Company determined that the option tracking software error did not have any impact on total options outstanding, shares outstanding, calculation of shares used to compute basic and fully diluted earnings/(loss) per share or other financial information included in its SEC filings. As a result of the alternative report preparation method currently in use by the Company, reports generated by the option tracking software are now correct and the Company is confident that all future SEC filings will include correct option information. In addition, as a result of the identification of this error, the Company will be more vigilant about double-checking option data going forward.

Please direct any questions or comments regarding this letter to me. My phone number is (408) 486-3879 and my e-mail address is ssullinger@neomagic.com.

Very truly yours,

/s/ Scott Sullinger

Scott Sullinger

Chief Financial Officer, NeoMagic Corporation

cc:	Russell Mancuso, Branch Chief
Angela Crane, Accounting Branch Chief
Julie Sherman, Accounting Examiner
Peggy Fisher, Assistant Director, Electronics and Machinery
Ann Yvonne Walker, Wilson Sonsini Goodrich & Rosati
Douglas Young, NeoMagic Corporation